September 28, 2009

Alan D. Gordon, President
Atlantica, Inc.
c/o Richland, Gordon & Company
9330 Sears Tower
233 S. Wacker Drive
Chicago, IL 60606

      RE: **Atlantica, Inc.**
           Form 10-K FYE 12/31/08
           Filed May 1, 2009
           File No. 0-24379

Dear Mr. Gordon:

We have reviewed your letter response filed August 12, 2009 and your amendment to the Form 10-K filed September 3, 2009 and have the following comment. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures

1. We note your response to comment 2 of our letter dated July 29, 2009. We also note that the company filed a Form 10-K/A on 9/3/09 which did not provide the signatures required by the Form 10-K. The amended filing did not include the signature section "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated." Please amend your Form 10-K/A to include the complete signature page required by the form. See the Signatures section of Form 10-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

Please call Janice McGuirk at (202) 551-3395 or David Link, reviewer, at (202) 551-3356 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (773) 409-5691